SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}


                              @Entertainment, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  045920 10 5
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Not Applicable
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 7 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  045920 10 5                13D                    Page 2 of 7 Pages


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cheryl A. Chase Marital Trust
           06-6439901

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut

                  7    SOLE VOTING POWER
  NUMBER OF            733,000 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               733,000 shares

                 10    SHARED DISPOSITIVE POWER
                       0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,000 shares, held on its behalf by its joint trustees Cheryl A. Chase and Kenneth N. Musen

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.2%

 14        TYPE OF REPORTING PERSON*
           OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of @Entertainment, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   IDENTITY AND BACKGROUND.

     (a)  NAME:

          Cheryl A. Chase Marital Trust

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          c/o Kenneth N. Musen
          Bergman, Horowitz & Reynolds, P.C.
          157 Church Street
          P.O. Box 426
          New Haven, Connecticut 06502

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a trust for which Cheryl A. Chase and Kenneth N. Musen serve as trustees (collectively, the "Trustees") and of which Cheryl A. Chase and her children are the beneficiaries.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a Connecticut entity.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person is not reporting any purchases.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding all of the shares it beneficially owns for investment purposes. Based on the Trustees' ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for the reporting person's shares of Common Stock, general economic conditions and other future developments, the Trustees reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Trustees may decide to sell or seek the sale of all or part of the reporting person's present or future beneficial holdings of Common Stock, or may decide to acquire on behalf of the reporting person additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The Trustees may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 733,000 shares of Common Stock, representing approximately 2.2% of the 33,310,000 shares of Common Stock reported to be outstanding as of September 30, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

          This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 9,703,000 shares of Common Stock, or approximately 29.1% of the shares of Common Stock reported to be outstanding, owned by Polish Investments Holding L.P. ("PIHLP"), (ii) 110,000 shares of Common Stock, or approximately 0.3% of the shares of Common Stock reported to be outstanding, beneficially owned by Cheryl A. Chase, (iii) 223,000 shares of Common Stock, or approximately 0.7% of the shares of Common Stock reported to be outstanding, beneficially owned by Arnold L. Chase, the brother of Cheryl A. Chase, (iv) 615,000 shares of Common Stock, or approximately 1.8% of the shares of Common Stock reported to be outstanding, beneficially owned by Rhoda L. Chase, the mother of Cheryl A. Chase, or (v) 110,000 shares of Common Stock, or approximately 0.3% of the shares of Common Stock reported to be outstanding, beneficially owned by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries. Arnold L. Chase and Cheryl A. Chase may be deemed to be beneficial owners of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence, and Kenneth N. Musen may be deemed to be a beneficial owner of 821,145 of such shares.

     (b) The Trustees, on behalf of the reporting person, have the joint power to vote, direct the vote of, dispose of and direct the disposition of the 733,000 shares of Common Stock owned by the reporting person.

     (c) There have been no transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days.

     (d) The Trustees, on behalf of the reporting person, have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the 733,000 shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated June 22, 1997, as amended by an amendment thereto (the "Amendment to Registration Rights Agreement"), dated as of June 22, 1997, each among the Company, PIHLP, ECO Holdings III Limited Partnership ("ECO"), Roger M. Freedman, Steel LLC, the AESOP Fund, L.P. and the reporting person, the Company has granted the other parties to the Registration Rights Agreement certain registration rights with respect to the Common Stock held by them. In particular, PIHLP and ECO have the right, beginning after March 29, 1999, to demand that the Company register their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). Each of PIHLP and ECO can make three such demands. PIHLP and ECO also have the right, beginning after March 29, 2001, to demand that the Company register their shares of Common Stock in a shelf registration pursuant to Rule 415 under the Securities Act. Each of PIHLP and ECO can make one such demand. In addition, all of the parties to the Registration Rights Agreement have the right to have their shares of Common Stock included in certain registrations of the Company's securities which are effected by the Company. All such registration rights expire on March 29, 2004, and are subject to certain limitations and conditions contained in the Registration Rights Agreement.

          The foregoing description of the Registration Rights Agreement and Amendment to Registration Rights Agreement is subject to, and is qualified in its entirety by reference to, the Registration Rights Agreement and Amendment to Registration Rights Agreement, each of which is filed as an exhibit to this Statement on Schedule 13D.

          Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between it of any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Registration Rights Agreement

     (2)  Amendment to Registration Rights Agreement

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 11, 1999                CHERYL A. CHASE MARITAL TRUST



                                           By:  /s/ Cheryl A. Chase
                                                --------------------------
                                                Name:  Cheryl A. Chase
                                                Title: Trustee